July 9, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Hydrogen Engine Center, Inc.
Registration Statement on Form S-1
File No. 333-151046

Ladies and Gentlemen:

We hereby withdraw the request for acceleration that was contained in our letter dated July 7, 2008 and filed with the Commission on July 8, 2008.

Very truly yours,

HYDROGEN ENGINE CENTER, INC.

/s/ Theodore G. Hollinger
Theodore G. Hollinger
Acting President and Chief Executive Officer